                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 56)

                                 CITICASTERS
                  -----------------------------------------
                              (Name of Issuer)

                    Class A Common Stock, $.01 Par Value
                  -----------------------------------------
                       (Title of Class of Securities)


                                 172936-10-6
                             ------------------
                               (CUSIP Number)

                            James E. Evans, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2536
                           ----------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 18, 1996
           ------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of 15 Pages

CUSIP NO. 172936-10-6          13D             Page 2 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           - - -

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
           - - -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            - - -

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.0%

14   TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 172936-10-6          13D             Page 3 of 15 Pages

1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         American Financial Enterprises, Inc.            31-0996797

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut Corporation

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
      SOLE VOTING POWER
        - - -

8    SHARED VOTING POWER

       - - -

9    SOLE DISPOSITIVE POWER
       - - -

10   SHARED DISPOSITIVE POWER
       - - -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        - - -

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

14   TYPE OF REPORTING PERSON*
         HC

CUSIP NO. 172936-10-6          13D             Page 4 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
          - - -

8    SHARED VOTING POWER
          - - -

9    SOLE DISPOSITIVE POWER
          - - -

10    SHARED DISPOSITIVE POWER
          - - -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
          - - -

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 5 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           - - -

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           - - -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           - - -

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 6 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           - - -

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           - - -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           - - -

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 172936-10-6          13D             Page 7 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           - - -

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           - - -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           - - -

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

14    TYPE OF REPORTING PERSON*
          IN

Item 1.      Security and Issuer.

       This Amendment No. 56 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFEI and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the
Schedule 13D most recently amended on June 19, 1996, relative to the $.01 par value Class A Common Stock ("Common Stock,") issued by Citicasters Inc. ("Citicasters"). The principal executive offices of Citicasters are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

       Following the transaction described in Item 4 hereof, the Reporting Persons no longer beneficially own any Citicasters equity voting securities.

Item 4.      Purpose of the Transaction.

       On September 18, 1996, the Reporting Persons sold all of the shares of Citicasters Common Stock beneficially owned by them to Jacor Communications, Inc. ("Jacor") in a merger involving Citicasters and a wholly-owned subsidiary of Jacor (the "Jacor Merger"). For each Citicasters share, Jacor paid $29.50 in cash and issued a five-year warrant to purchase approximately one-fifth of a share of Jacor common stock at $28 per share.

Item 5.      Interest in Securities of the Issuer.

       In the Jacor Merger, the Reporting Persons disposed of the 10,723,949 shares of Citicasters Common Stock which they had beneficially owned (approximately 53.5% of the outstanding shares) as follows:

                                             Jacor Consideration
                                            ---------------------------
                        Number of           Aggregate Jacor
Holder                  Shares              Cash              Warrants (f)
- ---------------        --------------       --------------    -----------
GAI                    3,455,698  (a)       $101,943,091       3,455,698
AFC                    1,500,000              44,250,000       1,500,000
AFEI                   2,562,697              75,599,562       2,562,697
Carl H. Lindner        2,935,801  (b)         86,606,130       2,935,801
CHL Foundation           170,253  (c)          5,022,464         170,253
S. Craig Lindner          81,500  (d)          2,404,250          81,500
Keith E. Lindner          18,000  (e)            531,000          18,000
                     ----------
       Total:        10,723,949

(a)    GAI = Great American Insurance Company, 100% owned by AFC.
(b)    Includes  options  to  purchase 24,000 shares  of  Citicasters  Common
       Stock.
(c) CHL Foundation = The Carl H. Lindner Foundation, a charitable foundation. CHL has voting power over the securities held therein.
(d) Includes 49,500 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power. Also includes 5,000 shares held in a charitable foundation. S. Craig Lindner has voting power over the securities held therein. Also includes options to purchase 24,000 shares of Citicasters Common Stock.
(e) These shares are held in a trust for the benefit of the minor children of his brother, S. Craig Lindner, for which shares Keith E. Lindner has sole voting and investment power but no financial interest.
(f) Each Jacor Warrant permits the holder to purchase a fractional share (.2035247) of Jacor common stock.

       On various dates in July and August, 1996 Carl H. Lindner, S. Craig Lindner and AFEI disposed of an aggregate of 128,426 shares by gift.

       On  September  18, 1996, certain executive officers and  directors  of
American   Financial,  AFC  and  AFEI  converted  the  following  shares   of
Citicasters Common Stock into cash and Jacor Warrants in the Jacor Merger:

         Holder                               Citicasters  Shares Disposed
- --------------------------------              ----------------------------
       Julius S. Anreder                              24,000 (a)
       Theodore H. Emmerich                           26,925 (a)
       James E. Evans                                114,000 (a)
       Fred J. Runk                                   10,044
       Thomas E. Mischell                             23,197

       (a)    Includes options to purchase 24,000 shares.

        On August 1, 1996, Fred J. Runk disposed of 15,021 shares and 20,001 shares, respectively, of Citicasters Common Stock by gift. On July 26, 1996, Ronald F. Walker disposed 8,000 shares of Citicasters Common Stock by gift.

        As of September 18, 1996 and August 31, 1996, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Citicasters' equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AFEI.

Item 7.Material to be filed as Exhibits.

               (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.
               (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                          Dated: September 20, 1996
                                          AMERICAN FINANCIAL GROUP, INC.

                                          By: James E. Evans
                                          ---------------------------------
                                          James E. Evans,
                                          Senior Vice President and
                                           General Counsel

                                          AMERICAN FINANCIAL CORPORATION

                                          By: James E. Evans
                                          --------------------------------
                                          James E. Evans,
                                          Senior Vice President and
                                          General Counsel

                                       AMERICAN FINANCIAL ENTERPRISES, INC.

                                          By: James E. Evans
                                          --------------------------------
                                          James E. Evans,
                                          Vice President and
                                           General Counsel

                                          James E. Evans
                                          ---------------------------------
                                          James E. Evans, As Attorney-
                                          in-Fact for: Carl H. Lindner
                                          Carl H. Lindner III
                                          S. Craig Lindner
                                          Keith E. Lindner

Exhibit 1
                                     AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

       NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                        AMERICAN PREMIER GROUP, INC.
                                        AMERICAN FINANCIAL CORPORATION
                                        AMERICAN FINANCIAL ENTERPRISES, INC.
                                        By:   /s/ James E. Evans
                                        James E. Evans, Vice President
                                        & General Counsel
                                        /s/ Carl H. Lindner
                                        Carl H. Lindner
                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III
                                        /s/ S. Craig Lindner
                                        S. Craig Lindner
                                        /s/ Keith E. Lindner
                                        Keith E. Lindner

Exhibit 2
                              POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                              /s/ Carl H. Lindner
                              Carl H. Lindner

                              POWER OF ATTORNEY



        I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                              /s/ Carl H. Lindner III
                              Carl H. Lindner III

                              POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                /s/ S. Craig Lindner
                              S. Craig Lindner

                              POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                               /s/ Keith E. Lindner
                              Keith E. Lindner